September 27, 2007.

Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
USA
FaxL (202) 772-9368

Re:	Spur Ventures Inc.
Form 20-F YE 2005
File No. 000-29638

Dear Mr. Milne,

It was clear from your letter of December 28, 2006 that we needed to modify our disclosures in future 20-F filings. We drafted our 2006 20-F to address your concerns and in this letter point out those changes with reference to your letter of December 28, 2006 and our preliminary reply letter dated January 08, 2007.

General Overview

By way of background, Spur Ventures has two Sino-Foreign Joint Ventures in China. The first, Yichang Maple Chemicals (YMC), has the rights, through its Joint Venture agreement with a Chinese partner to mine phosphate rocks and to produce and market compound fertilizers. YMC is not yet operational but is in project mode. The second JV, Yichang Spur Chemicals (YSC), produces and markets compounds fertilizers. Its sole sources of revenue are the sale of these fertilizers (98%) and the sale of byproduct hydrochloric acid (HCl) (2%).

The answer to many of your comments lies in the fact that YMC does not have revenues, while only YSC does. Thus YMC as an entity is in project mode without revenues and is totally dependent on the parent company, Spur. YSC until 2006 was not considered dependent on Spur. However continued losses at YSC have meant that YSC cannot survive without working capital support from the parent and from March of 2006 was determined to be, like YMC, an entity dependent on Spur.

Spur is a Canadian based company with all of its operations and sales in China. Out of Spur’s 200 employees only three are Canadian based. Although its functional currency is the $CDN, its operational currency is the Chinese RMB. Spur also has significant investments in $US and since the beginning of 2006 began to report in $US. The $CDN has strengthened against both the $US and the RMB while the $US has weakened against both the $CDN and the RMB which results in various currency based adjustments in our corporate reporting.

We have expanded the history of the Company in the 2006 Form 20F with a view to creating a much better understanding of Spur’s situation in China for both the SEC and our investors.

Specific responses to your questions are as follows:

1. We note that your revenues for 2005 increased by approximately 72% over your Revenues for 2004. We further note that you explain a 47% increase in sales volume for 2005. Please provide a narrative discussion or the extent your increase in revenues is attributable to changes in prices or other factors to explain the remaining increase in revenue. In addition, provide a description of your revenue generating activities.

Please refer to Item 5 “Operating and Financial Review and Prospects” from pages 12 to 14 in our 2006 Form 20-F for a detailed description of these issues.

Revenue increases at YSC in 2005 from 2004 are explained by several factors. Spur owned YSC for only the last three quarters of 2004 as compared to a full year in the 2005 fiscal period. Since Spur operated YSC for a full year in 2005, production volumes were 33,422 metric tonnes (“mt”) in 2005 versus 18,727 mt in 2004 and sales volumes were 29,816 mt versus 20,342mt. Average sales prices increased from $182/mt in 2004 to $228/mt in 2005. Production volumes were also higher in 2005 due to improved management and operations at YSC. Sales volumes in 2005 were also higher than in 2004 due to very strong customer demand relative to the industry's ability to supply product. YSC’s revenue activities come from the sale of compound fertilizers and byproduct hydrochloric acid (HCl) which accounted for 98% and 2% of revenues respectively.

2. We note that consolidated gross profit of $99,953 for 2005 and loss of $50,258 for 2004 were the same as YSC's gross profit. Please confirm to us that your phosphate mining rights and assets and phosphoric acid plant in Yichang of YMC did not produce any revenues or cost of sales. Otherwise, tell us why the consolidated gross profit was identical to YSC's gross profit.

We can confirm that the Company’s phosphate mining rights and assets of YMC did not produce any revenues or costs of sales (page 10, 2006 Form 20-F). Only YSC with its phosphoric acid plant and compound fertilizer plant produced sales and cost of sales. For this reason the consolidated Spur gross profit was identical to YSC’s gross profit.

3. We note that you disclose EBITDA for 2005 and 2004, which represents a non-GAAP measure. Please provide the following disclosures, or remove disclosure of EBITDA:

• A reconciliation of the of the non-GAAP financial measure with the most directly comparable financial measure presented in accordance with GAAP;

•  A description of why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and A description of how you use the non-GAAP financial measure.

Spur reports all of its financial data in accordance with Canadian GAAP. However, in addition we also report EBITDA (Earnings before Interest, Tax, and Depreciation & Amortization) which is, as you mentioned, a non-GAAP measure. We have disclosed the reconciliation of EBITDA to our GAAP earnings amount on page 14 of our 2006 Form 20-F. Spur and other fertilizer companies commonly use EBITDA since we believe it is a useful measure of performance allowing our investors to compare companies operating with varying capitalization strategies, in jurisdictions with different taxes, and with varying depreciation and amortization amounts depending on many underlying factors. It can also be used to determine the Company’s ability to generate cash flows and returns for investing and other activities.

4. We note that you disclosed EBITDA amounts of negative $536,391 and $2,487,365 for 2005. Please clarify why you present two different EBITDA amounts. In your response, please also address why two different EBITDA amounts are presented for the year ended December 31, 2004.

Two different EBITDA amounts were presented for the years ended December 31, 2004 and 2005 because one amount represents YSC’s EBITDA and the other amount represents the consolidated EBITDA. Please refer to page 14 of our 2006 Form 20-F.

5. Please expand your discussion of operating results for the year ended December 31, 2005, to describe why foreign exchange loss increased to $953,508.

Please refer to Item 3, “Effects of Currency Translation and Conversion”, pages 7-8 in our amended 2006 Form 20-F.

Spur had a foreign exchange loss of $CDN 953,508 for 2005 due to the change in the relative values of the Chinese RMB, $USD and $CDN. Spur had significant cash reserves (approximately $CDN 35.9 million) at YE 2005 versus $CDN 15.0 million at YE 2004 as the result of a successful public equity offering of approximately $CDN 30 million in July of 2005. Of that $CDN 35.9 million, $CDN 23.5 was held in $US denominated term deposits and treasury bills. The Company had converted about US$20 million from the proceeds of the private placement from Canadian dollars into US dollars. At the time of conversion, the exchange rate between the USD and CDN was US$1.00 to C$1.1998 and the exchange rate at the end of 2005 was US$1.00 to C$1.1659.

Of the $CDN 953 K exchange loss, $CDN 276 K was due to the translation of YMC’s balance sheet from RMB into CDN and $CDN 677 K was due mainly to the decrease in value of USD against CDN.

6. We note on page 14 that you have complete control over the disbursements from the YMC registered capital accounts. Please tell us whether another party has control over the YSC registered accounts. If so, describe who has control, how much cash is maintained in those accounts, and the circumstances in which another party can withdraw the cash.

As noted on Page 14 of our 2006 Form 20-F, Spur is the majority shareholder in both the YMC and YSC joint ventures and has operational control over all aspects of the business including all bank accounts. The Registered Capital Accounts, under Chinese law, are registered only in Spur’s name and thus are also under Spur’s complete control. Only the appropriate Spur officers have signing authority. No other party controls the YSC or YMC registered accounts.

7. Please expand your Operating and Financial Review and Prospects to describe recent accounting standards under both Canadian GAAP and U.S. GAAP that have been issued and not yet adopted. In this regard, describe the following:

• A brief description of the new standard, the date that adoption is required, and the date you plan to adopt the standard, if earlier;

• A discussion of the method of adoption allowed by the standard and the method expected to be utilized, if determined; and

• A discussion of the impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable. In that case, a statement to that effect should be made.

Please refer to Note 16 (o) of the 2006 audited consolidated financial statements and also pages 17 and 18 in our 2006 Form 20-F for a description of the recent accounting standards under both Canadian GAAP and U.S. GAAP that have been issued and not yet adopted as at December 31, 2006.

8. Please expand your Operating and Financial Review and Prospects to describe your critical accounting estimates. Your discussion should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information.

The following is a discussion of our critical accounting estimates:

(a) Impairment of long lived assets: Management of the company regularly reviews the net carrying value of each long-lived asset. Where information is available and conditioned losses suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs on an undiscounted basis to determine if the carrying amount is not recoverable. If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposal, reductions in the carrying value of long-lived assets would be recorded to the extent the net book value of the related assets exceeds its fair value estimated by the net present value of expected future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of long-lived assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its assets.

In 2006, the Company booked an impairment charge of $4,328,622 on long lived assets of YSC. The carrying amount of these assets exceeded the sum of the undiscounted cash flows expected to result from their use and eventual disposition, and exceeded their fair value. The fair value was determined by taking into account an estimate of future cash flows, expectations about possible variations in the amount or timing of those cash flows, the time value of money represented by the risk-free rate of interest, and the price for bearing the uncertainty inherent in the asset.

(b) Inventory: Inventory, consisting primarily of fertilizers and raw materials, is valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the weighted average method comprising all costs of purchases, costs of conversion and other costs incurred, including overhead allocation, in bringing the inventories to their present location and condition. The following table shows the valuation of inventory for the past three years:

(In US$)	2004	2005	2006
Inventory before reserve for devaluation in value of stock	953,821	2,881,673	2,749,030
Less: Reserve for devaluation in value of stock	19,110	276,993	319,587
Inventory as per financial statements	934,711	2,604,680	2,429,443

Since Spur had owned YSC for only 1.75 years at the time of the filing of Spur's 2005 Form 20-F, we had limited historical experience to draw on. The Chinese fertilizer market is growing as quickly as the general economy but it is an emerging market and, as such, lacks discipline. The agricultural markets are managed by the Central Government and it is not a free market economy in the western context.

Market related supply/demand data and future projections in China come from government sources and central planning economic departments which are generally considered to be unreliable. We have thus not found modelling of future earnings to be accurate or of value to us.

We intend to include this more complete disclosure of our Critical Accounting Estimates in our 2007 Form 20-F.

9. Please expand your liquidity and capital resources to include the following;

• A description of your cash requirements, to include a discussion of your bank loans, and

• A discussion and analysis of operating cash flows that addresses the material changes in the underlying drivers, rather than merely describing items identified on the face of the statement of cash flows.

Please refer to Section “B Liquidity and Capital Resources”, pages 15-17 of our 2006 Form 20-F.

Spur’s YSC Joint Venture was intended to be cash flow neutral but events beyond the control of management (severe droughts causing electrical shortages, dramatic increases in raw material costs, etc.) have resulted in annual cash flow shortfalls in the range of $1.0 million, including repayment of bank loans.

The bank loans of YSC as of December 31, 2006 amounted to $1,270,970 including RMB 9,900,000 ($1,268,408) from Industry & Commerce Bank of China and RMB 20,000 ($2,562) from Agricultural Bank. The Agricultural Bank loan was fully repaid in January 2007 and the ICBC was fully repaid on September 20, 2007. As of the date of this letter, YSC has a revolving line of credit for $1.0 million with the Yichang Commercial Bank.

Spur’s YMC Joint Venture is in project mode generating no revenue and with operational costs in the range of $250,000 per year. Spur’s overhead costs are approximately $750,000 annually. Thus Spur’s total cash requirements are approximately $1.0 million each year because the $2.0 million of costs are offset by approximately $1.0 million of interest income, since Spur had cash or cash equivalents of approximately $US 25.0 million as of June 30, 2007.

When our Joint Venture partner transfers the two mining licenses to YMC, Spur will begin to incur significant capital costs (in the range of $35 million for mining and $150 million for compound fertilizer manufacturing) over a three year period. These funds will be raised by a combination of debt financing from Chinese banks and equity offerings.

The underlying drivers of cash flow are the operating performance of our NPK plant, raw material costs and market prices for the sale of our products.

We intend to amend our 2007 Form 20-F to include this more complete disclosure of our future cash requirements.

10. Revise your disclosure to state whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company has completed the first phase of SOX 404 compliance with YSC and YMC and is preparing to do the same with the three companies it intends to acquire within the next few months.

We intend to include in our 2007 Form 20-F more complete descriptions of our SOX404 implementation and internal controls.

11. We note on page 13 within your Operating and Financial Review and Prospects that you granted credits to some customers to promote sales and overcome competition. Please describe for us in greater detail the nature of these credits and how you accounted for them. Your response should explain, at a minimum, the following information.

• The dollar amount of credits granted;

• The timing of when the credits were granted (i.e., before or after the recognition of revenue);

• An explanation as to how you accounted for the credits; and

• Whether the issuance of credits is a normal business practice.

In addition, tell us how you determined your revenue to be fixed or determinable under US GAAP, in light of the issuance of the credits.

We recognize the confusion caused by writing that Spur had granted credits to some customers to promote sales and overcome competition. We do not offer credits; we extend credit to our customers.

Prior to 2005, the demand for fertilizers was so strong relative to supply that most sales were prepaid and the customers also paid for transportation. As more production capacity came on stream supply exceeded demand and the fertilizer industry began to offer payment terms to credit worthy customers.

We shall clarify this confusion in our 2007 Form 20-F.

12. We note that you consider YMC to be an integrated operation and YSC to be a self-sustaining operation. Please explain to us in detail the basis for your conclusion and the factors that contributed to different conclusions for each entity.

YSC was considered to be a self-sustaining operation in the past but since March 31, 2006 both YMC and YSC are considered as integrated operations because they are financially interdependent with the Company. YSC was considered a self-sustaining subsidiary in the past because it had its own plant and investments had been made in the first quarter of 2005 to set the stage for potential profitability. However, because of a combination of events beyond management’s control (floods, droughts, and electrical shortages, significant increases in raw material supply and variable demand in the market place for the Company's products) YSC has never achieved profitability. Without continued infusion of working capital from the parent company, YSC could not survive.

13. You state that management believes your operations are part of an integrated fertilizer business, and therefore have not identified separate segments for activities relating to NPK production facility owned and operated by YSC and the exploration of mineral rights through the YMC joint venture entity. We further note on page 13 that you discuss the gross profit of YSC, but you do not disclose YSC as a reportable segment. Please tell us how you applied the guidance in CICA 1701 in determining your reportable segments. In your response, specifically address why you believe the operations of YSC and YMC are not identified as separate reportable segments.

The only business currently conducted by and currently intended to be conducted by Spur Ventures Inc. is that of and integrated phosphate fertilizer producer. YMC is a joint venture of the Company, which is not yet operational pending government approval of Spur’s mining submissions (see page 11 in the 2006 Form 20F for further clarification). Once YMC is operational it will supply phosphate to YSC instead of YSC acquiring this input from third party suppliers. YSC is a joint venture of the Company, which produces phosphate fertilizers. As such, YMC and YSC may be distinct from a legal or corporate perspective but they are operated by the Company as an integrated entity. Much like for example an integrated gold producer, where mining and processing are distinct steps but part of an integrated whole; Spur intends to have mining of phosphates by YMC feeding their processing facility, which is in the YSC joint venture.

According to CICA Handbook Section 1701.10, an operating segment is a component of an enterprise:

(a) that engages in business activities from which it may earn revenues and incur expenses,
(b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and
(c) for which discrete financial information is available.

We recognize that in the future YMC may well incur expenses and then “earn” revenues from YSC as it transfers its phosphates within the existing corporate structure. We recognize that discrete financial information is available for both YMC and YSC. However, there is no review by the CODM of YMC and YSC on an independent basis. Spur treats these two joint ventures as a single integrated operation for all decisions related to the allocation of resources and overall performance of the organization.

As such, the Company has properly concluded that it has one operating segment and accordingly it has presented information about geographic areas in accordance with CICA 1701.40.

Engineering Comments (Questions 14-20)

We have been in contact with Mr. Ken Shuler, SEC’s Mining Engineer, to understand what needs to be included in our SEC Form 20-F regarding engineering and geology of the YMC deposits.

Ken Shuler has indicated that he has accessed Sedar and read the NI 43-101 reports and he has made the following suggestions:

“Comment 14 made a request for the Pre-feasibility Study completed in 1999, the feasibility study and environmental assessment completed in 2000, and the updated feasibility study completed by Jacobs Engineering in April 2002. In the event these studies consist of multiple volumes, please forward a copy of the executive summaries on a CD formatted for use by Adobe PDF type files.

Comments 15 through 21 ask your company to amend the filing to include the information as requested. Technical reports cannot be attached to filings or included as exhibits. The information is best summarized from the technical reports and technical reports pasted into the filing are generally returned for a brief summation.”

A report compliant with the Canadian National Instrument 43-101 has recently been filed via EDGAR.

We are summarizing the Jacob’s Engineering of Florida report completed in 2000 and the Environmental Impact studies. China approved the feasibility study in March of 2001 and China’s NDRC (National Development Reform Commission) and EPA approved the Feasibility Study and Environmental Assessments in February of 2002. These various Chinese reports are being translated and summarized to meet the requirements of the SEC.

We have engaged a mining consultant fluent in both Mandarin and English with considerable experience in this area to assist Spur.

We intend to include this more detailed description in our 2007 Form 20-F.

Documents On Display

1.	Unfortunately, by oversight we neglected to change the public reading room address on our 2006 form 20-F.

In connection with responding to your comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please do not hesitate to contact us.

Yours truly,

Robert J. Rennie, PhD
President & CEO
Spur Ventures Inc.
Suite 3080, Three Bentall Centre
595 Burrard Street, P.O. Box 49298
Vancouver, B.C. Canada V7X 1L3